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JUN 29 2018
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SEC FILE NUMBER
8-32026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2017 (MM/DD/YY) AND ENDING 04/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7841 WAYSIDE DR
(No. and Street)

BATON ROUGE	LA	70806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Ogden 225-802-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2018 JUN 29 PM 2:39 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gordon C. Ogden, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profinancial, Inc, as of April 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NADINE P. HARRELL
NOTARY PUBLIC NO. 50910
STATE OF LOUISIANA
Parish of East Baton Rouge
My Commission is for Life

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Profinancial, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended April 30, 2018

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director(s) and Shareholder(s)
Profinancial, Inc.
7841 Wayside Drive
Baton Rouge LA 70806

Opinion on The Financial Statements

We have audited the statement of financial condition of Profinancial, Inc. (the "Company") as of April 30, 2018 and April 30, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, April 30, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018 and April 30, 2017, and the results of its operations and its cash flows for the two years in the period ended April 30, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on the audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to fraud or error.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

We have served as the Profinancial, Inc.'s auditor since April 30, 2017.

Katy, TX

June 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Profinancial, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended April 30, 2018

ASSETS	
Current Assets	
Checking/Savings	
Capital One	9,400
SWS Clearing	7,333
SWS MM	7,331
Total Checking/Savings	24,064
Accounts Receivable	
MF / Brokerage AR	424
SWS AR	675
Total Accounts Receivable	1,099
Other Current Assets	
RR - Promissory Note AR	
Allowance For Doubtful AR	-32,440
RR - Promissory Note AR - Other	32,440
Total RR - Promissory Note AR	0
Total Other Current Assets	0
Total Current Assets	25,163
Fixed Assets	
FF&E	
FF&E Accumulated Depreciation	-4,730
FF&E - Other	4,730
Total FF&E	0
Total Fixed Assets	0
TOTAL ASSETS	**25,163**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	3,000
Total Accounts Payable	3,000
Other Current Liabilities	
Shared Liability	183
Total Other Current Liabilities	183
Total Current Liabilities	3,183
Total Liabilities	3,183
Equity	
Capital Stock	
Additional Paid In Capital	16,100
Common Stock	600
Total Capital Stock	16,700
Retained Earnings	5,279
Total Equity	21,979
TOTAL LIABILITIES & EQUITY	**25,162**

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended April 30, 2018

Ordinary Income/Expense	
Income	
All Other Securities Commission	
OTC	42
Total All Other Securities Commission	42
Fee Income	
MF 12B1 - SWS	684
MF 12B1 Non-SWS	273
SWS Fees	1,679
Total Fee Income	2,637
Mutual Funds	
Mutual Funds - Non SWS	179
Total Mutual Funds	179
SWS Interest	9
Total Income	2,867
Gross Profit	2,867
Expense	
Accounting	3,500
Bank Service Charges	175
Professional Fees	15
Reconciliation Discrepancies	0
Regulatory Expense	1,555
Telephone Expense	476
Total Expense	5,721
Net Ordinary Income	-2,854
Net Income	**-2,854**

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended April 30, 2018

OPERATING ACTIVITIES	
Net Income	-2,854.24
Adjustments to reconcile Net Income to net cash provided by operations:	
MF / Brokerage AR	-258.84
SWS AR	1,602.84
Accounts Payable	-1,450.00
Net cash provided by Operating Activities	-2,960.24
Net cash increase for period	-2,960.24
Cash at beginning of period	27,023.88
Cash at end of period	**24,063.64**

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended April 30, 2018

	Common Stock		Paid In Capital		Treasury Stock		Retained Earnings	Total Stockholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance 5/1/17	600	$ 600	16,100	$ 16,100			$ 8,214	$ 24,914
Net Income							$ (2,854)	$ (2,854)
Capital Transactions								
Prior Period Adjustment							$ (81)	$ (81)
Balance 4/30/18	600	$ 600	16,100	$ 16,100	-	$ -	$ 5,279	$ 21,979

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.
Notes to Financial Statements
As of and for the Year-Ended April 30, 2018

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Profinancial, Inc. (the Company) was incorporated in the State of Louisiana effective December 29, 1989. The Company has adopted a fiscal year ending April 30th.

Description of Business

The Company, located in Baton Rouge, LA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

Effective December 29, 1989, the Company is considered to be a regular corporation status for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended April 30, 2018, the Company did not have any components of Comprehensive Income to report.

NOTE B – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 27, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE C – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

PROFINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2018

	Estimated Useful Life		
Furniture and equipment	3 – 7 years	$	4,730
Less – accumulated depreciation			(4,730)
Total		$	0.00

Depreciation expense was $0.00 for the year April 30, 2018 and is included in the operating expenses in the accompanying statement of income.

NOTE D – LEASES

The Company had a lease agreement for its office space for 0 months of this fiscal year. The amount was $0.00. The Company's principal provides free office space to the firm. The Company has entered a Expense Sharing Agreement with the Principal of the firm and such amount is manifested in the financial statements as a liability of the Company.

NOTE E - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through June 27, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Profinancial, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2018

Profinancial, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2018

Computation of Net Capital		
Total Stockholder's equity:		$ 21,979
Less: Nonallowable assets:		
Property and equipment	$ -	
Account Receivable	$ 1,099	
		$ (1,099)
Other Charges:		
Haircuts		-
Net allowable capital		$ 20,880
Computation of Basic Net Capital Requirement		
Minimum net capital required as a percentage of aggregate indebtedness		$ 212
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 15,880
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness		$ 3,183
Percentage of aggregate indebtedness to net capital		15.24%
Reconciliation of the Computation of Net Capital Under Rule 15c3-1		
Computation of Net Capital reported on FOCUS IIA as of April 30, 2018		$ 20,939
Adjustments:		
Change in Equity (Adjustments)	$ (98)	
Change in Non-Allowable Assets	$ 39	
Change in Haircuts	$ -	
Change in Undue Concentration	$ -	
NCC per Audit		$ 20,880
Reconciled Difference		-

Profinancial, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2017, the Company had net capital of $20,880 which was $15,880 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 15.24%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Profinancial, Inc.
Supplementary Review of Exemption Letter
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2018

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Gordon Ogden
Profinancial, Inc.
7841 Wayside Drive
Baton Rouge, LA 70806

Dear Gordon Ogden:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Profinancial, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Profinancial, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Profinancial, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Profinancial, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Profinancial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX

June 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

PROFINANCIAL, INC.

MEMBER SIPC MEMBER FINRA

April 30, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Profinancial, Inc,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from May 1, 2017 through Apirl 30, 2018, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Gordon C. Ogden

Gordon C. Ogden, III
Signed 6-6-18
President
Profinancial, Inc.

7841 WAYSIDE DR BATON ROUGE, LA 70806 PHONE (225) 802-1000
EMAIL gogden@mwdsi.com